

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 8, 2018

Mats Backman
Chief Financial Officer
AUTOLIV INC
Klarabergsviadukten 70, Section B7, SE-111 64
Box 70381, SE-107 24
Stockholm, Sweden

>   **Re: AUTOLIV, Inc.**
>   **Form 10-K for the Year Ended December 31, 2017**
>   **Filed February 22, 2018**
>   **File No. 001-12933**

Dear Mr. Backman:

   We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

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